SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

PORTUGAL TELECOM

Announcement  |  Lisbon  |  19 May 2009

Qualified Holdings

Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that it has received the following communications on qualified holdings in PT:

1.          On 8 May 2009, UBS AG, Zurich and Basel, with offices at Bahnhofstrasse 45, P.O. Box, CH-8098 Zurich and Aeschenvorstadt 1, P.O. Box, CH-4051 Basel, in Switzerland (“UBS AG”) acquired a total of 1,250,000 PT ordinary shares, over the counter. As a result of such transaction, a total of 18,228,750 PT ordinary shares representing 2.03% of PT’s share capital and corresponding voting rights were attributed to UBS AG.

Of such holding held on 8 May 2009, pursuant to article 20 of the Portuguese Securities Code:

•                  3,899,011 shares representing 0.43% of the share capital and voting rights in PT were held in the name of UBS AG on behalf of several of its clients;

•                  8,114,574 shares representing 0.91% of the share capital and voting rights in PT were held by the following subsidiaries of UBS AG:

•                  Caisse Centrale de Reescompte: 131,710 PT shares;

•                  UBS (Luxembourg) S.A.: 1,173 PT shares;

•                  UBS Financial Services Inc.: 451,532 PT shares;

•                  UBS Fund Management (Switzerland) AG: 255,430 PT shares;

•                  UBS Fund Services (Luxembourg) SA: 2,463,399 PT shares;

•                  UBS Global Asset Management (Americas) Inc.: 40,647 PT shares;

•                  UBS Global Asset Management (Australia) Ltd: 4,234 PT shares;

•                  UBS Global Asset Management (Canada) Inc.: 1,693 PT shares;

•                  UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

•                  UBS Global Asset Management (France) SA: 1,992,783 PT shares;

•                  UBS Global Asset Management (UK) Ltd: 2,328,546 PT shares;

•                  UBS Global Asset Management Life Ltd: 343,853 PT shares;

•                  UBS Securities LLC: 58,307 PT shares;

•                  UBS Wealth Management (UK) Ltd.: 7,750 PT shares.

2.          On 12 May 2009, UBS AG disposed of a total of 1,300,000 PT ordinary shares, over the counter. As a result of such transaction, a total of 17,737,868 PT ordinary shares representing 1.98% of PT’s share capital and corresponding voting rights were attributed to UBS AG.

Of such holding held on 12 May 2009, pursuant to article 20 of the Portuguese Securities Code:

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

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PORTUGAL TELECOM

•                  3,900,294 shares representing 0.44% of the share capital and voting rights in PT were held in the name of UBS AG on behalf of several of its clients;

•                  8,049,361 shares representing 0.90% of the share capital and voting rights in PT are held by the following subsidiaries of UBS AG:

•                  Caisse Centrale de Reescompte: 131,710 PT shares;

•                  UBS (Luxembourg) S.A.: 1,173 PT shares;

•                  UBS Financial Services Inc.: 451,387 PT shares;

•                  UBS Fund Management (Switzerland) AG: 251,586 PT shares;

•                  UBS Fund Services (Luxembourg) SA: 2,407,046 PT shares;

•                  UBS Global Asset Management (Americas) Inc.: 35,819 PT shares;

•                  UBS Global Asset Management (Australia) Ltd: 4,234 PT shares;

•                  UBS Global Asset Management (Canada) Inc.: 1,693 PT shares;

•                  UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

•                  UBS Global Asset Management (France) SA: 1,992,783 PT shares;

•                  UBS Global Asset Management (UK) Ltd: 2,328,546 PT shares;

•                  UBS Global Asset Management Life Ltd: 343,853 PT shares;

•                  UBS Securities LLC: 58,264 PT shares;

•                  UBS Wealth Management (UK) Ltd.: 7,750 PT shares.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.